Exhibit 99


                               SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX: SA                                         MARCH 7, 2005

            NORANDA TO DRILL SEABRIDGE GOLD'S KERR-SULPHURETS PROJECT
                 SUMMER PROGRAM TO TEST FOUR NEW PRIORITY ZONES

TORONTO, CANADA... Seabridge Gold announced today that it has received a report from its JV partner, Noranda Inc., on the results of Noranda's exploration activities at the Kerr-Sulphurets Property located in British Columbia, Canada. Based on exploration results obtained during 2003 and 2004, Noranda has identified four priority targets that they plan to drill test during 2005. These four zones lie outside the resources previously defined for the Kerr and Sulphurets deposits. An independent petrographic report analyzing 58 polished thin sections taken by Noranda from these zones concluded that "alteration and Cu-Au mineralization observed at the property is probably due to structural leakage of, or from the potassic-Cu-Au core zone of, a world-class-sized porphyry system".

Seabridge acquired a 100% interest in the 68.8 square kilometer Kerr-Sulphurets project from Placer Dome (CLA) Limited in June, 2001. The project currently consists of two deposits which were modeled separately by Placer Dome. Sulphurets is the collective name for at least four intrusive-centered gold-rich zones spanning approximately three kilometers of strike length. The resource calculations made by Placer Dome for Sulphurets were confined to 1,000 meters of the three kilometer strike length. The Kerr deposit was modeled by Placer Dome as a copper-gold porphyry system. Resource estimates for these deposits were prepared in 1993 and are as follows:

                            KERR-SULPHURETS RESOURCES

---------------- ------------------------------------------------- ---------------------------------------------------
                               INDICATED RESOURCES                                 INFERRED RESOURCES
                 ------------------------------------------------- ---------------------------------------------------
                             Gold      Gold       Cu     Copper                Gold       Gold       Cu      Copper
                  Tonnes     Grade    Ounces    Grade   (Million    Tonnes     Grade     Ounces     Grade   (Million
                  (000's)    (g/T)    (000's)    (%)     Pounds)    (000's)    (g/T)    (000's)      (%)     Pounds)
                 ---------- -------- ---------- ------- ---------- ---------- -------- ----------- -------- ----------
SULPHURETS (1)      39,300     1.05      1,332    0.32        277     15,500     0.92         458     0.33        113
KERR (2)            74,030     0.34        809    0.74      1,208     66,780     0.37         794     0.76      1,119
---------------- ---------- -------- ---------- ------- ---------- ---------- -------- ----------- -------- ----------
TOTAL              113,330     0.59      2,141    0.59      1,485     82,280     0.47       1,252     0.68      1,232
---------------- ---------- -------- ---------- ------- ---------- ---------- -------- ----------- -------- ----------

     (1) Resources for Sulphurets deposit calculated at a 0.50 gram per tonne gold cut-off grade.
     (2)  Resources for Kerr deposit calculated at a 0.40% copper cut-off grade.

In September 2002, Seabridge granted Noranda an option whereby Noranda can earn a 50% interest in the Kerr-Sulphurets project by spending $6,000,000 on exploration at the project within six years. Noranda can earn an additional 15% interest by funding all costs to complete a feasibility study. If, after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda's interest for $3,000,000. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three year period.

Noranda's objective in the 2003 and 2004 field programs was to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. The size of


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                                      -2-


mineralized zones at Iron Cap, Mitchell and Main Copper (discussed below) were expanded into areas of recent glacier retreat which were not accessible by Placer Dome. For 2005, Noranda is planning to conduct a $1,000,000 helicopter supported drill program targeting untested mineralized zones and geophysical anomalies. The four main targets are as follows:

Iron Cap Zone
-------------

The 500 by 1,500 meter Iron Cap Zone is a large area of well-exposed, intensely and pervasively quartz-sericite-pyrite altered intrusive and volcanic rock located in the northeast corner of the claim block. Alteration is controlled by northeast trending, near vertical structures with associated stockwork fractures and veins. Pyrite content varies from 10% to 70% and averages about 25%. To the west, the intense quartz-sericite-pyrite alteration of the Iron Cap Zone gradually weakens and primary intrusive textures can be observed. Mapping by Noranda has delineated a northeast trending intrusion intermittently exposed over 200 by 800 meters now referred to as the Iron Cap West Zone. This zone is a strongly altered granodiorite, laced with a fine to medium grained quartz stockwork of varying intensity. Fracture coating and disseminated chalcopyrite and malachite, with minor pyrite, occurs throughout the intrusion. Forty partially leached rock chip samples collected by Noranda over an area of 1,200 by 300 meters from the Iron Cap West and adjacent Iron Cap Zone averaged 1.0 gram per tonne ("gpt") gold and 0.32% copper.

Main Copper Zone
----------------

At the Main Copper Zone, mineralization is associated with potassic altered monzonitic porphyries which intrude quartz-chlorite-magnetite altered volcanics. Rock chip samples collected by Noranda over a 1,300 by 700 meter area returned from 0.42 to 1.68% copper and 0.3 to 1.1 gpt gold. The southeast slope of the Main Copper Zone is well exposed, and exhibits strong chlorite-magnetite alteration and widespread malachite and chalcopyrite mineralization. The zone lies north of the Sulphurets fault, with the Sulphurets deposit occurring immediately to the south. Immediately east of the Main Copper Zone, a second area of mineralization was discovered by Noranda where melting of thin glacial ice and snowfields has exposed new outcrop. Disseminated chalcopyrite, minor pyrite and trace molybdenite occur in intensely silicified rocks and hydrothermal breccias similar to the Sulphurets deposit. Ten rock chip samples collected by Noranda over a 200 by 200 meter area averaged 0.41% copper and 0.6 gpt gold. Noranda refers to this area as "Icefield", and believes that the zone may extend under remaining thin ice cover for several hundred meters to the north and east.

Mitchell North Zone
-------------------

Mineralization at the Mitchell North Zone is hosted by a distinctive, reddish-purple Kspar-quartz porphryritic granite, which is conspicuously lacking in ferromagnesian minerals. Sampling by Noranda in 2003 identified this style of mineralization over a 50 by 50 meter area, with analytical results of up to 3.29% copper and 0.31 gpt gold. Noranda's 2004 program revealed the intrusion to underlie an area of at least 600 by 400 meters. Mineralization is richest near the margins, but is widespread throughout. 26 samples taken by Noranda averaged 0.68% copper and 0.1 gpt gold over a 700 by 400 meter area. Quartz veins and stockworks with chalcopyrite and magnetite are locally well developed in the intrusion and persist 100 meters into the country rock to the east.

MacQuillan Zone
---------------

The MacQuillan Zone occurs on the mostly forested slope north of the Sulphurets glacier, southeast of the Sulphurets deposit. Disseminated and veinlet chalcopyrite and pyrite is associated with an altered feldspar porphyric intrusion, and mineralization occurs in both the intrusion and surrounding hornfelsed sedimentary rocks. The intrusion is strongly quartz-sericite altered, with variable stockwork of thin quartz veinlets, and is typically weathered and partially leached. The sedimentary rocks have been pervasively silicified and form massive, prominent rusty-purple weathering outcrops. Less silicified sedimentary rocks are calcareous, with local thin limestone beds that have been marbleized. 10 partially leached rock chip samples taken by Noranda averaged 0.29% copper and 0.23 gpt gold over an area of at least 600 by 300 meters.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

The Kerr-Sulphurets property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia. Noranda's exploration activities at Kerr-Suphurets are being conducted under the supervision of Allan Huard, P. Geo. and Mike Savell, P. Geo., both of whom are Qualified Persons as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project as well as detailed technical information in respect of the projects and the resource calculations). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                       ON BEHALF OF THE BOARD
                                       "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net


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